
05049106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2005
WASH, D.C.
202
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan and Trust
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Item 1 - Audited Statements of Financial Condition

The audited statements of financial condition shall be filed within 180 days after the plan's fiscal year end.

Item 2 - Audited Statements of Income and Changes in Plan Equity

The audited statements of income and changes in plan equity shall be filed within 180 days after the plan's fiscal year end.

Item 3 - Schedules

The schedules required by Article 6A of Regulation S-X shall be filed within 180 days after the plan's fiscal year end.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Financial Corporation Employee
Stock Ownership Plan and Trust

Name of plan



Date 3-16-05

The Asset Management and Trust
Division of The Peoples Bank, Biloxi,
Mississippi,
Trustee
by: Thomas H. Wicks, Trust Officer,
The Peoples Bank, Biloxi, Mississippi